02 DEC 10 AM 11:38

PECOM

EXEMPTION 82-3295

Buenos Aires, December 5, 2002.

02060905

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Pecom Energía S.A.
Maipú 1
C1084ABA Buenos Aires
Argentina
Tel. (54-11) 4344-6000
www.pecom.com

SUPPL

Dear Sirs,

We enclose the Summarized resolutions adopted at the Shareholders' Regular Meeting held on November 25, 2002.

Sincerely yours,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Jorge de la Rua
Attorney

Daniel Eduardo Rennis
Attorney

dlw 1/9

PECOM ENERGÍA S.A.

Buenos Aires, November 26, 2002

Summarized resolutions adopted at the Shareholders' Regular Meeting held on November 25, 2002.

Dear Sirs: this is to inform you the summarized resolutions adopted at Pecom Energía S.A.'s Shareholders' Regular Meeting held on November 25, 2002.

The resolutions adopted were as follows:

1) The number of regular directors was fixed at eleven (11) and the number of alternate directors was fixed at six (6), the Board of Directors being made up by the following members: regular directors: Francisco Roberto André Gros, Jorge Marques de Toledo Camargo, Joäo Pinheiro Nogueira Batista, José Coutinho Barbosa, Mariana Paula Ardizzone, Gustavo Alberto Jorge Bizai, Antonio Luiz de Menezes, Antonello Tramonti, Héctor Daniel Casal, Alberto Guimarães and Oscar Aníbal Vicente, and alternate directors: Euclides Scalco, Roberto Monti, Irani Varella, Rogério Almeida Manso da Costa Reis, Horacio Ricardo Babino Garay and Alejandro Pinedo. In compliance with Resolution N. 368/2001 of the *Comisión Nacional de Valores* ("CNV"), Euclides Scalco and Roberto Monti are independent members, and the remaining directors are non independent members.

   In addition, it was resolved that Antonello Tramonti, Héctor Daniel Casal, Gustavo Alberto Jorge Bizai and Mariana Paula Ardizzone shall hold office for fiscal year 2002, and Francisco Roberto André Gros, Jorge Marques de Toledo Camargo, Antonio Luiz de Menezes, Joäo Pinheiro Nogueira Batista, José Coutinho Barbosa, Alberto Guimarães and Oscar Aníbal Vicente shall hold office during 2002 and 2003 fiscal years.

   Regular and alternate directors' resignation from their respective positions were accepted and performance of resigning directors and replaced directors was approved.

2) Gustavo Jorge Capatti's and Enrique Bruchou's resignations as regular members of the Supervisory Committee, and Olga Margarita Morrone de Quintana's, Carlos Alberto Seoane's and Ramón Carlos Quintana's resignations as alternate members of the beforementioned Committee were approved and Daniel Gustavo Minenna's resignation as regular member was rejected. Justo Federico Norman and Rogelio Norberto Maciel were appointed regular members of the Supervisory Committee and Pablo Dhers Martin, Emiliano Gabet and Gustavo Jorge Cappati were appointed alternate members of such Committee for the term of one year.